FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For September 7, 2006
Commission File Number 0-50822

NORTHWESTERN MINERAL VENTURES INC.
(Translation of Registrant's name into English)

36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X                             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                     No     X

This Form 6-K consists of:

‘‘Northwestern Mineral Ventures Inc. (TSX-V: NWT; OTCBB: NWTMF) is pleased to announce the appointment of Mr. Erik H. Martin, CMA, as Chief Financial Officer (CFO) of the company, subject to TSX Venture Exchange approval.

Mr. Martin has 13 years of accounting management experience with a focus on publicly listed resource companies, most recently as CFO and Corporate Secretary for Olympus Pacific Minerals Inc. (TSX: OYM). He has also held financial management and/or consulting roles with companies including Southern Cross Resources Inc., now sxr Uranium One Inc. (TSX: SXR), Tiomin Resources Inc. (TSX: TIO) and Pangea Goldfields Inc., which was acquired by Barrick Gold in 2000. Mr. Martin’s key areas of expertise include regulatory and financial reporting, administrative and budgetary management, and accounting process design. He graduated from the University of Quebec at Rimouski with a Bachelor of Commerce in Accounting and received his Certified Management Accountant (CMA) accreditation in 1996.

‘‘We are fortunate to welcome an executive of Erik’s caliber to help take Northwestern to the next level,’’ said Marek J. Kreczmer, President and CEO of Northwestern. ‘‘Erik’s financial management expertise and focused experience with public resource companies will add considerable value as we continue to solidify our position as an emerging global uranium company.’’

As part of his compensation package, effective September 6, 2006, Mr. Martin was granted stock options under the company’s option plan to acquire up to 250,000 shares of Northwestern at C$0.44 per share. Shares will expire after five years.

Northwestern’s management team and Board of Directors thank outgoing CFO J. Errol Farr for his contributions to the growth of the company and wish him continued success as he pursues other professional opportunities.’’

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Northwestern Mineral Ventures Inc.

By:	/s/ Marek Kreczmer
Marek Kreczmer President and CEO

Date: September 7, 2006